FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                             ---------------------

                       PURSUANT TO SECTION 13 OR 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         DATE OF REPORT: AUGUST 1, 2005

                             ---------------------

                         COMMISSION FILE NUMBER 1-8198

                            HSBC FINANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)





         DELAWARE                                       86-1052062
  (STATE OF INCORPORATION)                  (IRS EMPLOYER IDENTIFICATION NUMBER)


2700 SANDERS ROAD, PROSPECT HEIGHTS, ILLINOIS            60070
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)             (ZIP CODE)


                                 (847) 564-5000
               REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

     ( ) Written communications pursuant to Rule 425 under the Securities Act
         (17 CFR 230.425)

     ( ) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17
         CFR 240.14a-12)

     ( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

     ( ) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

--------------------------------------------------------------------------------


ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

     Financial supplement pertaining to the financial results of HSBC Finance Corporation for the quarter and six months ended June 30, 2005. The information included in the financial supplement is presented on a managed basis, which is a non-GAAP financial measure that assumes that securitized receivables have not been sold and remain on our balance sheet.

     This information shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange
Act), or otherwise incorporated by reference into any filing pursuant to the Securities Act of 1933, as amended, or the Exchange Act except as otherwise expressly stated in such a filing.

ITEM 9.01. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS
--------------------------------------------------------------------------------

     (a) Financial statements of businesses acquired.

        Not applicable.

     (b) Pro forma financial information.

        Not applicable.

     (c) Exhibits.



NO.   EXHIBIT
---   -------

99    Quarterly Financial Supplement for the quarter ended June
      30, 2005




SIGNATURE
--------------------------------------------------------------------------------

     Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          HSBC FINANCE CORPORATION
                                          (Registrant)

                                          By: /s/ Patrick D. Schwartz
                                            ------------------------------------
                                            Patrick D. Schwartz
                                            Vice President-Deputy General
                                            Counsel-Corporate

Dated: August 1, 2005


                                                                      EXHIBIT 99

                            HSBC FINANCE CORPORATION

                QUARTERLY FINANCIAL SUPPLEMENT -- JUNE 30, 2005



INDEX                                                          PAGE NO.
-----                                                          --------

Basis of Reporting..........................................       2
Consolidated Statements of Income -- Owned Basis:
  Three Months..............................................       3
  Six Months................................................       5
Receivables Analysis........................................       7
Financial Highlights -- Managed Basis:
  Three Months..............................................       8
  Six Months................................................       9
Credit Quality/Credit Loss Reserves -- Managed Basis........      10
Reconciliations to GAAP Financial Measures:
  Revenues, Average Interest-Earning Assets and Net Interest
     Income:
       Three Months.........................................      11
       Six Months...........................................      12
  Selected Financial Ratios.................................      13
  Credit Quality/Credit Loss Reserves:
     Two-Months-and-Over Contractual Delinquency............      14
     Quarter-to-Date Charge-offs, Net of Recoveries.........      14
     Real Estate Charge-offs and REO Expense................      16
     Credit Loss Reserves...................................      17
     Nonperforming Assets...................................      17



                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

BASIS OF REPORTING
--------------------------------------------------------------------------------

NON-GAAP FINANCIAL MEASURES
--------------------------------------------------------------------------------

     This Quarterly Financial Supplement includes financial information which is presented on a non-GAAP basis as discussed below. Information included in this Quarterly Financial Supplement is intended to supplement and should not be considered a substitute for owned basis reporting. This Quarterly Financial Supplement should be read in conjunction with the owned basis information reported in our Quarterly Report on Form 10-Q.

     See "Reconciliations to GAAP Financial Measures" for quantitative reconciliations of non-GAAP financial information to the equivalent owned basis GAAP financial information.

     MANAGED BASIS REPORTING We monitor our operations and evaluate trends on a managed basis (a non-GAAP financial measure), which assumes that securitized receivables have not been sold and remain on our balance sheet. We manage and evaluate our operations on a managed basis because the receivables that we securitize are subjected to underwriting standards comparable to our owned portfolio, are serviced by operating personnel without regard to ownership and result in a similar credit loss exposure for us. In addition, we fund our operations, review our operating results, and make decisions about allocating resources such as employees and capital on a managed basis.

     When reporting on a managed basis, net interest income, provision for credit losses and fee income related to receivables securitized are reclassified from securitization revenue in our owned statement of income into the appropriate caption. Additionally, charge-off and delinquency associated with these receivables are included in our managed basis credit quality statistics.

     Debt analysts, rating agencies and others also evaluate our operations on a managed basis for the reasons discussed above and have historically requested managed basis information from us. We believe that managed basis information enables investors and other interested parties to better understand the performance and quality of our entire managed loan portfolio and is important to understanding the quality of originations and the related credit risk inherent in our owned and securitized portfolios. As the level of our securitized receivables falls over time, managed basis and owned basis results will eventually converge.

                                        2

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF INCOME -- OWNED BASIS

THREE MONTHS
                                                                                    % CHANGE FROM
                                                          THREE MONTHS ENDED            PRIOR
                                                      ---------------------------   -------------
                                                      6/30/05   3/31/05   6/30/04   QTR.    YEAR
-------------------------------------------------------------------------------------------------

                                                               (DOLLARS ARE IN MILLIONS)

Finance and other interest income...................  $3,139    $2,950    $2,637      6.4%   19.0%
Interest expense....................................   1,104     1,062       707      4.0    56.2
                                                      ------    ------    ------    -----   -----
NET INTEREST INCOME.................................   2,035     1,888     1,930      7.8     5.4
Provision for credit losses.........................   1,031       841       997     22.6     3.4
                                                      ------    ------    ------    -----   -----
NET INTEREST INCOME AFTER PROVISION FOR CREDIT
  LOSSES............................................   1,004     1,047       933     (4.1)    7.6
                                                      ------    ------    ------    -----   -----
Other revenues:
  Securitization revenue............................      54        85       266    (36.5)  (79.7)
  Insurance revenue.................................     229       221       204      3.6    12.3
  Investment income.................................      33        33        30       --    10.0
  Derivative income.................................      76       260       124    (70.8)  (38.7)
  Fee income........................................     354       306       242     15.7    46.3
  Taxpayer financial services income................      18       243         6    (92.6)   100+
  Other income......................................     360       314       180     14.6   100.0
                                                      ------    ------    ------    -----   -----
TOTAL OTHER REVENUES................................   1,124     1,462     1,052    (23.1)    6.8
                                                      ------    ------    ------    -----   -----
Costs and expenses:
  Salaries and fringe benefits......................     526       497       457      5.8    15.1
  Sales incentives..................................      90        82        90      9.8      --
  Occupancy and equipment expenses..................      82        87        77     (5.7)    6.5
  Other marketing expenses..........................     185       180       131      2.8    41.2
  Other servicing and administrative expenses.......     143       258       198    (44.6)  (27.8)
  Support services from HSBC affiliates.............     217       209       196      3.8    10.7
  Amortization of acquired intangibles..............      83       107        79    (22.4)    5.1
  Policyholders' benefits...........................     116       122        93     (4.9)   24.7
                                                      ------    ------    ------    -----   -----
TOTAL COSTS AND EXPENSES............................   1,442     1,542     1,321     (6.5)    9.2
                                                      ------    ------    ------    -----   -----
Income before income tax expense....................     686       967       664    (29.1)    3.3
Income tax expense..................................     214       341       231    (37.2)   (7.4)
                                                      ------    ------    ------    -----   -----
NET INCOME..........................................  $  472    $  626    $  433    (24.6)%   9.0%
                                                      ======    ======    ======    =====   =====


                                        3

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------


SECURITIZATION REVENUE

                                                                  THREE MONTHS ENDED
                                                              ---------------------------
                                                              6/30/05   3/31/05   6/30/04
-----------------------------------------------------------------------------------------

                                                                     (IN MILLIONS)

Net initial gains(1)........................................   $  --     $  --     $ 22
Net replenishment gains(1)..................................      44        53      113
Servicing revenue and excess spread.........................      10        32      131
                                                               -----     -----     ----
Total.......................................................   $  54     $  85     $266
                                                               =====     =====     ====


---------------

(1) Net of our estimate of probable credit losses under the recourse provisions.

RECEIVABLES SECURITIZED

                                                                  THREE MONTHS ENDED
                                                              ---------------------------
                                                              6/30/05   3/31/05   6/30/04
-----------------------------------------------------------------------------------------

                                                                     (IN MILLIONS)

Auto finance................................................    $--       $--      $300
MasterCard/Visa(1)..........................................     --        --       500
Private label...............................................     --        --       190
                                                                ---       ---      ----
Total.......................................................    $--       $--      $990
                                                                ===       ===      ====


---------------

(1) MasterCard and Visa are registered trademarks of MasterCard International, Incorporated and VISA USA Inc., respectively.

                                        4

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF INCOME -- OWNED BASIS

SIX MONTHS
                                                                    SIX MONTHS ENDED
                                                              ----------------------------
                                                              6/30/05   6/30/04   % CHANGE
------------------------------------------------------------------------------------------

                                                               (DOLLARS ARE IN MILLIONS)

Finance and other interest income...........................  $6,089    $5,165      17.9%
Interest expense............................................   2,166     1,415      53.1
                                                              ------    ------     -----
NET INTEREST INCOME.........................................   3,923     3,750       4.6
Provision for credit losses.................................   1,872     1,925      (2.8)
                                                              ------    ------     -----
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES.......   2,051     1,825      12.4
                                                              ------    ------     -----
Other revenues:
  Securitization revenue....................................     139       614     (77.4)
  Insurance revenue.........................................     450       415       8.4
  Investment income.........................................      66        71      (7.0)
  Derivative income.........................................     336       176      90.9
  Fee income................................................     660       507      30.2
  Taxpayer financial services income........................     261       212      23.1
  Other income..............................................     674       280      100+
                                                              ------    ------     -----
TOTAL OTHER REVENUES........................................   2,586     2,275      13.7
                                                              ------    ------     -----
Costs and expenses:
  Salaries and fringe benefits..............................   1,023       942       8.5
  Sales incentives..........................................     172       168       2.4
  Occupancy and equipment expenses..........................     169       160       5.6
  Other marketing expenses..................................     365       263      38.8
  Other servicing and administrative expenses...............     401       424      (5.4)
  Support services from HSBC affiliates.....................     426       373      14.2
  Amortization of acquired intangibles......................     190       195      (2.6)
  Policyholders' benefits...................................     238       206      15.5
                                                              ------    ------     -----
TOTAL COSTS AND EXPENSES....................................   2,984     2,731       9.3
                                                              ------    ------     -----
Income before income tax expense............................   1,653     1,369      20.7
Income tax expense..........................................     555       466      19.1
                                                              ------    ------     -----
NET INCOME..................................................  $1,098    $  903      21.6%
                                                              ======    ======     =====


                                        5

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------


SECURITIZATION REVENUE



                                                              SIX MONTHS ENDED
                                                              -----------------
                                                              6/30/05   6/30/04
-------------------------------------------------------------------------------

                                                                (IN MILLIONS)

Net initial gains(1)........................................   $  --     $  25
Net replenishment gains(1)..................................      97       233
Servicing revenue and excess spread.........................      42       356
                                                               -----     -----
Total.......................................................   $ 139     $ 614
                                                               =====     =====


---------------

(1) Net of our estimate of probable credit losses under the recourse provisions.


RECEIVABLES SECURITIZED

                                                              SIX MONTHS ENDED
                                                              -----------------
                                                              6/30/05   6/30/04
-------------------------------------------------------------------------------

                                                                (IN MILLIONS)

Auto finance................................................    $--     $  300
MasterCard/Visa.............................................     --        550
Private label...............................................     --        190
                                                                ---     ------
Total.......................................................    $--     $1,040
                                                                ===     ======


                                        6

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECEIVABLES ANALYSIS

END-OF-PERIOD RECEIVABLES
                                                                                % CHANGE FROM
                                                                                    PRIOR
                                                                               ---------------
                                              6/30/05    3/31/05    6/30/04     QTR.     YEAR
----------------------------------------------------------------------------------------------

                                                         (DOLLARS ARE IN MILLIONS)

OWNED RECEIVABLES:
  Real estate secured.......................  $ 71,930   $ 68,486   $ 56,033      5.0%    28.4%
  Auto finance..............................     8,997      8,107      5,459     11.0     64.8
  MasterCard/Visa...........................    17,421     15,554     10,816     12.0     61.1
  Private label(1)..........................     2,905      3,130     12,759     (7.2)   (77.2)
  Personal non-credit card..................    17,255     16,608     14,019      3.9     23.1
  Commercial and other......................       253        276        346     (8.3)   (26.9)
                                              --------   --------   --------   ------   ------
Total owned receivables.....................   118,761    112,161     99,432      5.9     19.4
                                              --------   --------   --------   ------   ------
RECEIVABLES SERVICED WITH LIMITED RECOURSE:
  Real estate secured.......................        --         73        176   (100.0)  (100.0)
  Auto finance..............................     1,819      2,175      3,877    (16.4)   (53.1)
  MasterCard/Visa...........................     4,752      6,140      9,345    (22.6)   (49.1)
  Private label(1)..........................        --         --      4,723       --   (100.0)
  Personal non-credit card..................     2,409      3,098      4,715    (22.2)   (48.9)
                                              --------   --------   --------   ------   ------
Total receivables serviced with limited
  recourse..................................     8,980     11,486     22,836    (21.8)   (60.7)
                                              --------   --------   --------   ------   ------
MANAGED RECEIVABLES:(2)
  Real estate secured.......................    71,930     68,559     56,209      4.9     28.0
  Auto finance..............................    10,816     10,282      9,336      5.2     15.9
  MasterCard/Visa...........................    22,173     21,694     20,161      2.2     10.0
  Private label(1)..........................     2,905      3,130     17,482     (7.2)   (83.4)
  Personal non-credit card(3)...............    19,664     19,706     18,734      (.2)     5.0
  Commercial and other......................       253        276        346     (8.3)   (26.9)
                                              --------   --------   --------   ------   ------
Total managed receivables...................  $127,741   $123,647   $122,268      3.3%     4.5%
                                              ========   ========   ========   ======   ======


---------------

(1) On December 29, 2004, all domestic private label receivables were sold to HSBC Bank USA, N.A.

(2) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information.

(3) Personal non-credit card receivables are comprised of the following:


                                                            6/30/05   3/31/05   6/30/04
---------------------------------------------------------------------------------------

                                                                   (IN MILLIONS)

Domestic personal unsecured...............................  $10,942   $10,736   $ 9,787
Union Plus personal unsecured.............................      387       426       576
Personal homeowner loans..................................    4,395     4,390     4,556
Foreign unsecured.........................................    3,940     4,154     3,815
                                                            -------   -------   -------
Total.....................................................  $19,664   $19,706   $18,734
                                                            =======   =======   =======


                                        7

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



FINANCIAL HIGHLIGHTS -- MANAGED BASIS(1)

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

THREE MONTHS



                                                                                               % CHANGE
                                                      THREE MONTHS ENDED                      FROM PRIOR
                                    ------------------------------------------------------   -------------
                                    6/30/05     (2)    3/31/05     (2)    6/30/04     (2)    QTR.    YEAR
----------------------------------------------------------------------------------------------------------

                                                          (DOLLARS ARE IN MILLIONS)

Finance and other interest
  income..........................  $  3,488   10.75%  $  3,391   10.78%  $  3,416   10.95%    2.9%    2.1%
Interest expense..................     1,204    3.71      1,171    3.72        834    2.67     2.8    44.4
                                    --------   -----   --------   -----   --------   -----   -----   -----
NET INTEREST INCOME...............     2,284    7.04%     2,220    7.06%     2,582    8.28%    2.9   (11.5)
Provision for credit losses.......     1,083                871              1,145            24.3    (5.4)
                                    --------           --------           --------           -----   -----
NET INTEREST INCOME AFTER
  PROVISION FOR CREDIT LOSSES.....  $  1,201           $  1,349           $  1,437           (11.0)% (16.4)%
                                    ========           ========           ========           =====   =====
Other revenues:
Insurance revenue.................  $    229           $    221           $    204             3.6%   12.3%
Investment income.................        33                 33                 30              --    10.0
Fee income........................       428                397                440             7.8    (2.7)
Securitization revenue............      (217)              (308)              (436)          (29.5)  (50.2)
Derivative income.................        76                260                124           (70.8)  (38.7)
Taxpayer financial services
  income..........................        18                243                  6           (92.6)   100+
Other income......................       360                314                180            14.6   100.0
                                    --------           --------           --------           -----   -----
TOTAL OTHER REVENUES..............  $    927           $  1,160           $    548           (20.1)%  69.2%
                                    ========           ========           ========           =====   =====
Average managed receivables Real
  estate secured..................  $ 70,217           $ 66,562           $ 54,398             5.5%   29.1%
Auto finance......................    10,504             10,242              9,177             2.6    14.5
MasterCard/Visa...................    22,066             21,928             20,212              .6     9.2
Private label.....................     3,017              3,227             17,362            (6.5)  (82.6)
Personal non-credit card..........    19,729             19,827             18,568             (.5)    6.2
Commercial and other..............       261                306                367           (14.4)  (28.6)
Purchase accounting fair value
  adjustments.....................       153                184                347           (16.8)  (55.9)
                                    --------           --------           --------           -----   -----
Average managed receivables.......  $125,947           $122,276           $120,431             3.0%    4.6%
Average noninsurance
  investments.....................     3,106              2,927              3,728             6.1   (16.7)
Other interest-earning assets.....       673                666                647             1.1     4.0
                                    --------           --------           --------           -----   -----
Average managed interest-earning
  assets..........................  $129,726           $125,869           $124,806             3.1%    3.9%
                                    ========           ========           ========           =====   =====
SELECTED FINANCIAL RATIOS:
Return on average managed
  assets..........................      1.30%              1.73%              1.23%          (24.9)%   5.7%
Efficiency ratio..................     42.84              43.59              40.43            (1.7)    6.0
Net interest margin...............      7.04               7.06               8.28             (.3)  (15.0)
Risk adjusted revenue.............      7.17               7.34               6.65            (2.3)    7.8
                                    ========           ========           ========           =====   =====


---------------

(1) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

(2) % Columns: comparison to average managed interest-earning assets, annualized.

                                        8

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



FINANCIAL HIGHLIGHTS -- MANAGED BASIS(1)

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

SIX MONTHS



                                                         SIX MONTHS ENDED
                                               ------------------------------------
                                               6/30/05     (2)     6/30/04     (2)    % CHANGE
-----------------------------------------------------------------------------------------------

                                                          (DOLLARS ARE IN MILLIONS)

Finance and other interest income............  $  6,879    10.77%  $  6,833   10.94%       .7%
Interest expense.............................     2,375     3.72      1,677    2.68      41.6
                                               --------   ------   --------   -----     -----
NET INTEREST INCOME..........................     4,504     7.05%     5,156    8.26%    (12.6)
Provision for credit losses..................     1,954               2,326             (16.0)
                                               --------            --------             -----
NET INTEREST INCOME AFTER PROVISION FOR
  CREDIT LOSSES..............................  $  2,550            $  2,830              (9.9)%
                                               ========            ========             =====
Other revenues:
  Insurance revenue..........................  $    450            $    415               8.4%
  Investment income..........................        66                  71              (7.0)
  Fee income.................................       825                 901              (8.4)
  Securitization revenue.....................      (525)               (785)            (33.1)
  Derivative income..........................       336                 176              90.9
  Taxpayer financial services income.........       261                 212              23.1
  Other income...............................       674                 280              100+
                                               --------            --------             -----
TOTAL OTHER REVENUES.........................  $  2,087            $  1,270              64.3%
                                               ========            ========             =====
Average managed receivables
  Real estate secured........................  $ 68,390            $ 53,281              28.4%
  Auto finance...............................    10,373               9,040              14.7
  MasterCard/Visa............................    21,997              20,517               7.2
  Private label..............................     3,122              17,416             (82.1)
  Personal non-credit card...................    19,778              18,712               5.7
  Commercial and other.......................       283                 379             (25.3)
  Purchase accounting fair value
     adjustments.............................       169                 369             (54.2)
                                               --------            --------             -----
Average managed receivables..................  $124,112             119,714               3.7
Average noninsurance investments.............     3,016               4,521             (33.3)
Other interest-earning assets................       669                 644               3.9
                                               --------            --------             -----
Average managed interest-earning assets......  $127,797            $124,879               2.3%
                                               ========            ========             =====
SELECTED FINANCIAL RATIOS:
Return on average managed assets.............      1.52%               1.26%             20.6%
Efficiency ratio.............................     43.22               40.59               6.5
Net interest margin..........................      7.05                8.26             (14.6)
Risk adjusted revenue........................      7.25                6.77               7.1
                                               --------            --------             -----


---------------

(1) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

(2) % Columns: comparison to average managed interest-earning assets, annualized.

                                        9

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



CREDIT QUALITY/CREDIT LOSS RESERVES -- MANAGED BASIS(1)

TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY



AS A PERCENT OF MANAGED CONSUMER RECEIVABLES, EXCLUDES COMMERCIAL.  6/30/05   3/31/05   6/30/04
-----------------------------------------------------------------------------------------------
Real estate secured............................................      2.56%     2.64%     3.41%
Auto finance...................................................      2.69      2.26      3.03
MasterCard/Visa................................................      3.77      3.97      4.21
Private label..................................................      4.91      4.71      4.81
Personal non-credit card.......................................      9.11      9.16      9.81
                                                                     ----      ----      ----
TOTAL..........................................................      3.85%     3.93%     4.70%
                                                                     ====      ====      ====


QUARTER-TO-DATE CHARGE-OFFS, NET OF RECOVERIES



AS A PERCENT OF AVERAGE MANAGED CONSUMER RECEIVABLES, ANNUALIZED, EXCLUDES COMMERCIAL.  6/30/05   3/31/05   6/30/04

-------------------------------------------------------------------------------------------------------------------
Real estate secured......................................................                 .78%      .87%      1.04%
Auto finance.............................................................                3.68      5.82       5.04
MasterCard/Visa..........................................................                6.49      6.56       7.62
Private label............................................................                4.36      4.18       4.92
Personal non-credit card.................................................                8.17      8.54      11.00
                                                                                         ----      ----      -----
TOTAL....................................................................                3.28%     3.65%      4.57%
                                                                                         ====      ====      =====
Real estate charge-offs and REO expense as a percent of average managed real estate
  secured receivables....................................................                 .84%     1.01%      1.47%
                                                                                         ====      ====      =====


CREDIT LOSS RESERVES


                                                              6/30/05   3/31/05   6/30/04

-----------------------------------------------------------------------------------------

                                                                     (IN MILLIONS)
Reserves for managed receivables at beginning of quarter....  $4,242    $4,515    $5,912
Provision for credit losses.................................   1,083       871     1,145
Charge-offs.................................................  (1,162)   (1,224)   (1,483)
Recoveries..................................................     134       106       116
Other, net..................................................     (16)      (26)        9
                                                              ------    ------    ------
Reserves for managed receivables at end of quarter..........  $4,281    $4,242    $5,699
                                                              ======    ======    ======
Reserves as a percent of managed receivables................    3.35%     3.43%     4.66%
                                                              ------    ------    ------


NONPERFORMING ASSETS



                                                              6/30/05   3/31/05   6/30/04

-----------------------------------------------------------------------------------------

                                                                     (IN MILLIONS)

Nonaccrual managed receivables..............................  $3,348    $3,387    $3,506
Accruing managed receivables 90 or more days delinquent.....     537       579     1,134
Renegotiated commercial loans...............................       1         1         2
                                                              ------    ------    ------
Total nonperforming managed receivables.....................   3,886     3,967     4,642
Real estate owned...........................................     459       509       624
                                                              ------    ------    ------
TOTAL NONPERFORMING ASSETS..................................  $4,345    $4,476    $5,266
                                                              ======    ======    ======
Managed credit loss reserves as a percent of nonperforming
  managed receivables.......................................   110.2%    106.9%    122.8%


---------------

(1) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

                                        10

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

THREE MONTHS


                                             THREE MONTHS ENDED 6/30/05             THREE MONTHS ENDED 3/31/05
                                         -----------------------------------   -------------------------------------
                                                    SERVICED WITH                           SERVICED WITH
                                                       LIMITED                                 LIMITED
                                          OWNED      RECOURSE(1)    MANAGED      OWNED       RECOURSE(1)    MANAGED

--------------------------------------------------------------------------------------------------------------------

                                              (DOLLARS ARE IN MILLIONS)
Finance and other interest income......  $  3,139      $   349      $  3,488   $    2,950      $   441      $  3,391
Interest expense.......................     1,104          100         1,204        1,062          109         1,171
                                         --------      -------      --------   ----------      -------      --------
NET INTEREST INCOME....................     2,035          249         2,284        1,888          332         2,220
Provision for credit losses............     1,031           52         1,083          841           30           871
                                         --------      -------      --------   ----------      -------      --------
NET INTEREST INCOME AFTER PROVISION FOR
  CREDIT LOSSES........................  $  1,004      $   197      $  1,201   $    1,047      $   302      $  1,349
Other revenues:
  Securitization revenue...............  $     54      $  (271)     $   (217)  $       85      $  (393)     $   (308)
  Insurance revenue....................       229           --           229          221           --           221
  Investment income....................        33           --            33           33           --            33
  Fee income...........................       354           74           428          306           91           397
  Derivative income....................        76           --            76          260           --           260
  Taxpayer financial services income...        18           --            18          243           --           243
  Other income.........................       360           --           360          314           --           314
                                         --------      -------      --------   ----------      -------      --------
TOTAL OTHER REVENUES...................  $  1,124      $  (197)     $    927   $    1,462      $  (302)     $  1,160
Average receivables:
  Real estate secured..................  $ 70,205      $    12      $ 70,217   $   66,485      $    77      $ 66,562
  Auto finance.........................     8,510        1,994        10,504        7,779        2,463        10,242
  MasterCard/Visa......................    16,626        5,440        22,066       15,079        6,849        21,928
  Private label........................     3,017           --         3,017        3,227           --         3,227
  Personal non-credit card.............    16,972        2,757        19,729       16,332        3,495        19,827
  Commercial and other.................       261           --           261          306           --           306
  Purchase accounting fair value
    adjustments........................       153           --           153          184           --           184
                                         --------      -------      --------   ----------      -------      --------
Average receivables....................  $115,744      $10,203      $125,947   $  109,392      $12,884      $122,276
Average noninsurance investments.......     3,106           --         3,106        2,927           --         2,927
Other interest-earning assets..........       673           --           673          666           --           666
                                         --------      -------      --------   ----------      -------      --------
Average interest-earning assets........  $119,523      $10,203      $129,726   $  112,985      $12,884      $125,869
Net interest income as a percentage of
  average interest-earning assets......      6.81%        9.76%         7.04%        6.68%       10.31%         7.06%
                                         ========      =======      ========   ==========      =======      ========


                                             THREE MONTHS ENDED 6/30/04
                                         -----------------------------------
                                                    SERVICED WITH
                                                       LIMITED
                                          OWNED      RECOURSE(1)    MANAGED

----------------------------------------------------------------------------
                                              (DOLLARS ARE IN MILLIONS)
Finance and other interest income......  $  2,637      $   779      $  3,416
Interest expense.......................       707          127           834
                                         --------      -------      --------
NET INTEREST INCOME....................     1,930          652         2,582
Provision for credit losses............       997          148         1,145
                                         --------      -------      --------
NET INTEREST INCOME AFTER PROVISION FOR
  CREDIT LOSSES........................  $    933      $   504      $  1,437
Other revenues:
  Securitization revenue...............  $    266      $  (702)     $   (436)
  Insurance revenue....................       204           --           204
  Investment income....................        30           --            30
  Fee income...........................       242          198           440
  Derivative income....................       124           --           124
  Taxpayer financial services income...         6           --             6
  Other income.........................       180           --           180
                                         --------      -------      --------
TOTAL OTHER REVENUES...................  $  1,052      $  (504)     $    548
Average receivables:
  Real estate secured..................  $ 54,220      $   178      $ 54,398
  Auto finance.........................     5,197        3,980         9,177
  MasterCard/Visa......................    10,913        9,299        20,212
  Private label........................    12,249        5,113        17,362
  Personal non-credit card.............    13,570        4,998        18,568
  Commercial and other.................       367           --           367
  Purchase accounting fair value
    adjustments........................       347           --           347
                                         --------      -------      --------
Average receivables....................  $ 96,863      $23,568      $120,431
Average noninsurance investments.......     3,728           --         3,728
Other interest-earning assets..........       647           --           647
                                         --------      -------      --------
Average interest-earning assets........  $101,238      $23,568      $124,806
Net interest income as a percentage of
  average interest-earning assets......      7.63%       11.07%         8.28%
                                         ========      =======      ========


---------------

(1) When reporting on a managed basis, finance and other interest income, interest expense, provision for credit losses and fee income related to securitized receivables are reclassified from securitization revenue in our owned statements of income into the appropriate caption.

                                        11

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

SIX MONTHS


                                      SIX MONTHS ENDED 6/30/05              SIX MONTHS ENDED 6/30/04
                                 -----------------------------------   ----------------------------------
                                            SERVICED WITH                           SERVICED
                                               LIMITED                            WITH LIMITED
                                  OWNED      RECOURSE(1)    MANAGED     OWNED     RECOURSE(1)    MANAGED

---------------------------------------------------------------------------------------------------------

                                                        (DOLLARS ARE IN MILLIONS)
Finance and other interest
  income.......................  $  6,089      $   790      $  6,879   $  5,165     $ 1,668      $  6,833
Interest expense...............     2,166          209         2,375      1,415         262         1,677
                                 --------      -------      --------   --------     -------      --------
NET INTEREST INCOME............     3,923          581         4,504      3,750       1,406         5,156
Provision for credit losses....     1,872           82         1,954      1,925         401         2,326
                                 --------      -------      --------   --------     -------      --------
NET INTEREST INCOME AFTER
  PROVISION FOR CREDIT
  LOSSES.......................  $  2,051      $   499      $  2,550   $  1,825     $ 1,005      $  2,830
Other revenues:
  Securitization revenue.......  $    139      $  (664)     $   (525)  $    614     $(1,399)     $   (785)
  Insurance revenue............       450           --           450        415          --           415
  Investment income............        66           --            66         71          --            71
  Fee income...................       660          165           825        507         394           901
  Derivative income............       336           --           336        176          --           176
  Taxpayer financial services
    income.....................       261           --           261        212          --           212
  Other income.................       674           --           674        280          --           280
                                 --------      -------      --------   --------     -------      --------
TOTAL OTHER REVENUES...........  $  2,586      $  (499)     $  2,087   $  2,275     $(1,005)     $  1,270
Average receivables:
  Real estate secured..........  $ 68,346      $    44      $ 68,390   $ 53,098     $   183      $ 53,281
  Auto finance.................     8,144        2,229        10,373      4,854       4,186         9,040
  MasterCard/Visa..............    15,853        6,144        21,997     11,021       9,496        20,517
  Private label................     3,122           --         3,122     12,229       5,187        17,416
  Personal non-credit card.....    16,652        3,126        19,778     13,342       5,370        18,712
  Commercial and other.........       283           --           283        379          --           379
  Purchase accounting fair
    value adjustments..........       169           --           169        369          --           369
                                 --------      -------      --------   --------     -------      --------
Average receivables............  $112,569      $11,543      $124,112   $ 95,292     $24,422      $119,714
Average noninsurance
  investments..................     3,016           --         3,016      4,521          --         4,521
Other interest-earning
  assets.......................       669           --           669        644          --           644
                                 --------      -------      --------   --------     -------      --------
Average interest-earning
  assets.......................  $116,254      $11,543      $127,797   $100,457     $24,422      $124,879
Net interest income as a
  percentage of average
  interest-earning assets......      6.75%       10.07%         7.05%      7.47%      11.51%         8.26%
                                 ========      =======      ========   ========     =======      ========


---------------

(1) When reporting on a managed basis, finance and other interest income, interest expense, provision for credit losses and fee income related to securitized receivables are reclassified from securitization revenue in our owned statements of income into the appropriate caption.

                                        12

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------


RECONCILIATION TO GAAP FINANCIAL MEASURES

SELECTED FINANCIAL RATIOS



                                                THREE MONTHS ENDED          SIX MONTHS ENDED
                                          ------------------------------   -------------------
                                          6/30/05    3/31/05    6/30/04    6/30/05    6/30/04
----------------------------------------------------------------------------------------------

                                                       (DOLLARS ARE IN MILLIONS)

RETURN ON AVERAGE COMMON SHAREHOLDER'S
  EQUITY:
Net income..............................  $    472   $    626   $    433   $  1,098   $    903
  Dividends on preferred stock..........       (19)       (18)       (18)       (37)       (36)
                                          --------   --------   --------   --------   --------
Net income available to common
  shareholders..........................  $    453   $    608   $    415   $  1,061   $    867
                                          --------   --------   --------   --------   --------
Average common shareholder's equity.....  $ 16,671   $ 16,170   $ 17,160   $ 16,421   $ 16,903
                                          --------   --------   --------   --------   --------
Return on average common shareholder's
  equity................................     10.87%     15.04%      9.67%     12.92%     10.26%
                                          ========   ========   ========   ========   ========
RETURN ON AVERAGE ASSETS:
Net income..............................  $    472   $    626   $    433   $  1,098   $    903
                                          --------   --------   --------   --------   --------
Average assets:
  Owned basis...........................  $134,834   $131,954   $117,467   $133,394   $118,428
  Serviced with limited recourse........    10,203     12,884     23,568     11,543     24,422
                                          --------   --------   --------   --------   --------
  Managed basis.........................  $145,037   $144,838   $141,035   $144,937   $142,850
Return on average owned assets..........      1.40%      1.90%      1.47%      1.65%      1.52%
Return on average managed assets........      1.30       1.73       1.23       1.52       1.26
                                          ========   ========   ========   ========   ========
EFFICIENCY RATIO:
Total costs and expenses less
  policyholders' benefits...............  $  1,326   $  1,420   $  1,228   $  2,746   $  2,525
                                          --------   --------   --------   --------   --------
Net interest income and other revenues
  less policyholders' benefits: Owned
  basis.................................  $  3,043   $  3,228   $  2,889   $  6,271   $  5,819
  Serviced with limited recourse........        52         30        148         82        401
                                          --------   --------   --------   --------   --------
  Managed basis.........................  $  3,095   $  3,258   $  3,037   $  6,353   $  6,220
                                          --------   --------   --------   --------   --------
Owned basis efficiency ratio............     43.58%     43.99%     42.51%     43.79%     43.39%
Managed basis efficiency ratio..........     42.84      43.59      40.43      43.22      40.59
                                          ========   ========   ========   ========   ========
MANAGED BASIS RISK ADJUSTED REVENUE:
Net interest income.....................  $  2,284   $  2,220   $  2,582   $  4,504   $  5,156
Other revenues, excluding securitization
  revenue and derivative income.........     1,068      1,208        860      2,276      1,879
Less: Net charge-offs...................    (1,028)    (1,118)    (1,367)    (2,146)    (2,809)
                                          --------   --------   --------   --------   --------
Risk adjusted revenue...................  $  2,324   $  2,310   $  2,075   $  4,634   $  4,226
Average interest-earning assets.........  $129,726   $125,869   $124,806   $127,797   $124,879
                                          --------   --------   --------   --------   --------
Managed basis risk adjusted revenue.....      7.17%      7.34%      6.65%      7.25%      6.77%
                                          --------   --------   --------   --------   --------


                                        13

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES



                                      Two-Months-and-Over
                                    Contractual Delinquency                    Quarter-to-Date Charge-offs,
                           ------------------------------------------               Net of Recoveries
                           TWO-MONTHS-                  TWO-MONTHS-     ------------------------------------------
                            AND-OVER      CONSUMER        AND-OVER                      AVERAGE
                           CONTRACTUAL   RECEIVABLES    CONTRACTUAL         NET        CONSUMER          NET
                           DELINQUENCY   OUTSTANDING   DELINQUENCY(1)   CHARGE-OFFS   RECEIVABLES   CHARGE-OFFS(1)

------------------------------------------------------------------------------------------------------------------
                                                          (DOLLARS ARE IN MILLIONS)
JUNE 30, 2005
  OWNED:
  First mortgage.........    $    1       $     24          6.24%         $   --       $     24           .03%
  Real estate secured....     1,841         71,930          2.56             137         70,205           .78
  Auto finance...........       187          8,997          2.08              56          8,510          2.61
  MasterCard/Visa........       722         17,421          4.14             288         16,626          6.93
  Private label..........       143          2,905          4.91              33          3,017          4.36
  Personal non-credit
    card.................     1,525         17,255          8.84             330         16,972          7.77
                             ------       --------         -----          ------       --------         -----
  Total..................    $4,419       $118,532          3.73%         $  844       $115,354          2.93%
                             ======       ========         =====          ======       ========         =====
  SERVICED WITH LIMITED
    RECOURSE:
  Real estate secured....    $   --       $     --            --%         $   --       $     12            --%
  Auto finance...........       104          1,819          5.72              41          1,994          8.22
  MasterCard/Visa........       114          4,752          2.40              70          5,440          5.15
  Personal non-credit
    card.................       266          2,409         11.04              73          2,757         10.59
                             ------       --------         -----          ------       --------         -----
  Total..................    $  484       $  8,980          5.39%         $  184       $ 10,203          7.21%
                             ======       ========         =====          ======       ========         =====
  MANAGED:
  First mortgage.........    $    1       $     24          6.24%         $   --       $     24           .03%
  Real estate secured....     1,841         71,930          2.56             137         70,217           .78
  Auto finance...........       291         10,816          2.69              97         10,504          3.68
  MasterCard/Visa........       836         22,173          3.77             358         22,066          6.49
  Private label..........       143          2,905          4.91              33          3,017          4.36
  Personal non-credit
    card.................     1,791         19,664          9.11             403         19,729          8.17
                             ------       --------         -----          ------       --------         -----
  Total..................    $4,903       $127,512          3.85%         $1,028       $125,557          3.28%
                             ======       ========         =====          ======       ========         =====
MARCH 31, 2005
  OWNED:
  First mortgage.........    $    1       $     26          5.25%         $   --       $     26          1.22%
  Real estate secured....     1,797         68,486          2.62             144         66,485           .87
  Auto finance...........       134          8,107          1.65              74          7,779          3.80
  MasterCard/Visa........       716         15,554          4.60             270         15,079          7.17
  Private label..........       148          3,130          4.71              34          3,227          4.18
  Personal non-credit
    card.................     1,433         16,608          8.63             334         16,332          8.18
                             ------       --------         -----          ------       --------         -----
  Total..................    $4,229       $111,911          3.78%         $  856       $108,928          3.15%
                             ======       ========         =====          ======       ========         =====
  SERVICED WITH LIMITED
    RECOURSE:
  Real estate secured....    $   10       $     73         13.70%         $    1       $     77          5.19%
  Auto finance...........        98          2,175          4.51              75          2,463         12.18
  MasterCard/Visa........       146          6,140          2.38              90          6,849          5.26
  Personal non-credit
    card.................       372          3,098         12.01              89          3,495         10.19
                             ------       --------         -----          ------       --------         -----
  Total..................    $  626       $ 11,486          5.45%         $  255       $ 12,884          7.92%
                             ======       ========         =====          ======       ========         =====
  MANAGED:
  First mortgage.........    $    1       $     26          5.25%         $   --       $     26          1.22%
  Real estate secured....     1,807         68,559          2.64             145         66,562           .87
  Auto finance...........       232         10,282          2.26             149         10,242          5.82
  MasterCard/Visa........       862         21,694          3.97             360         21,928          6.56
  Private label..........       148          3,130          4.71              34          3,227          4.18
  Personal non-credit
    card.................     1,805         19,706          9.16             423         19,827          8.54
                             ------       --------         -----          ------       --------         -----
  Total..................    $4,855       $123,397          3.93%         $1,111       $121,812          3.65%
                             ======       ========         =====          ======       ========         =====


---------------


(1) Certain percentages may not recompute from the dollar figures presented due to rounding.

                                        14

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES (CONTINUED)



                            TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY           QUARTER-TO-DATE CHARGE-OFFS,
                           ---------------------------------------------               NET OF RECOVERIES
                           TWO-MONTHS-                     TWO-MONTHS-     ------------------------------------------
                             AND-OVER       CONSUMER        AND-OVER                       AVERAGE
                           CONTRACTUAL    RECEIVABLES      CONTRACTUAL         NET        CONSUMER          NET
                           DELINQUENCY    OUTSTANDING    DELINQUENCY(1)    CHARGE-OFFS   RECEIVABLES   CHARGE-OFFS(1)

---------------------------------------------------------------------------------------------------------------------

                                                           (DOLLARS ARE IN MILLIONS)
JUNE 30, 2004
  OWNED:
  First mortgage.........     $    2        $     29           5.57%         $   --       $     39          3.05%
  Real estate secured....      1,897          56,033           3.39             142         54,220          1.04
  Auto finance...........        116           5,459           2.12              40          5,197          3.05
  MasterCard/Visa........        631          10,816           5.83             270         10,913          9.91
  Private label..........        638          12,759           5.00             155         12,249          5.06
  Personal non-credit
    card.................      1,250          14,019           8.92             359         13,571         10.59
                              ------        --------          -----          ------       --------         -----
  Total..................     $4,534        $ 99,115           4.57%         $  966       $ 96,189          4.02%
                              ======        ========          =====          ======       ========         =====
  SERVICED WITH LIMITED
    RECOURSE:
  Real estate secured....     $   21        $    176          11.87%         $   --       $    178           .67%
  Auto finance...........        167           3,877           4.31              76          3,980          7.64
  MasterCard/Visa........        217           9,345           2.32             115          9,299          4.94
  Private label..........        202           4,723           4.28              59          5,114          4.58
  Personal non-credit
    card.................        587           4,715          12.45             151          4,997         12.11
                              ------        --------          -----          ------       --------         -----
  Total..................     $1,194        $ 22,836           5.23%         $  401       $ 23,568          6.81%
                              ======        ========          =====          ======       ========         =====
  MANAGED:
  First mortgage.........     $    2        $     29           5.57%         $   --       $     39          3.05%
  Real estate secured....      1,918          56,209           3.41             142         54,398          1.04
  Auto finance...........        283           9,336           3.03             116          9,177          5.04
  MasterCard/Visa........        848          20,161           4.21             385         20,212          7.62
  Private label..........        840          17,482           4.81             214         17,363          4.92
  Personal non-credit
    card.................      1,837          18,734           9.81             510         18,568         11.00
                              ------        --------          -----          ------       --------         -----
  Total..................     $5,728        $121,951           4.70%         $1,367       $119,757          4.57%
                              ======        ========          =====          ======       ========         =====


---------------

(1) Certain percentages may not recompute from the dollar figures presented due to rounding.

                                        15

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES (CONTINUED)



                                                                         SERVICED WITH
                                                               OWNED    LIMITED RECOURSE   MANAGED

--------------------------------------------------------------------------------------------------

                                                                   (DOLLARS ARE IN MILLIONS)
REAL ESTATE CHARGE-OFFS AND REO EXPENSE:
THREE MONTHS ENDED JUNE 30, 2005
Real estate charge-offs and REO expense.....................  $   147         $ --         $   147
Average real estate secured receivables.....................   70,205           12          70,217
                                                              -------         ----         -------
Real estate charge-offs and REO expense as a percentage of
  average real estate secured receivables(1)................      .84%          --             .84%
                                                              =======         ====         =======
THREE MONTHS ENDED MARCH 31, 2005
Real estate charge-offs and REO expense.....................  $   168         $  1         $   169
Average real estate secured receivables.....................   66,485           77          66,562
                                                              -------         ----         -------
Real estate charge-offs and REO expense as a percentage of
  average real estate secured receivables(1)................     1.01%          --            1.01%
                                                              =======         ====         =======
THREE MONTHS ENDED JUNE 30, 2004
Real estate charge-offs and REO expense.....................  $   200         $ --         $   200
Average real estate secured receivables.....................   54,220          178          54,398
                                                              -------         ----         -------
Real estate charge-offs and REO expense as a percentage of
  average real estate secured receivables(1)................     1.47%          --            1.47%
                                                              =======         ====         =======


---------------

(1) Certain percentages may not recompute from the dollar figures presented due to rounding.

                                        16

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES (CONTINUED)



                                                                          SERVICED WITH
                                                               OWNED     LIMITED RECOURSE   MANAGED

----------------------------------------------------------------------------------------------------

                                                                    (DOLLARS ARE IN MILLIONS)
CREDIT LOSS RESERVES:
THREE MONTHS ENDED JUNE 30, 2005
Reserves for receivables at beginning of quarter............  $  3,581       $   661        $  4,242
Provision for credit losses.................................     1,031            52           1,083
Charge-offs, net of recoveries..............................      (844)         (184)         (1,028)
Other, net..................................................       (12)           (4)            (16)
                                                              --------       -------        --------
Reserves for receivables at end of quarter..................  $  3,756       $   525        $  4,281
Receivables.................................................  $118,761       $ 8,980        $127,741
Credit loss reserves as a percent of receivables............      3.16%         5.85%           3.35%
                                                              --------       -------        --------
THREE MONTHS ENDED MARCH 31, 2005
Reserves for receivables at beginning of quarter............  $  3,625       $   890        $  4,515
Provision for credit losses.................................       841            30             871
Charge-offs, net of recoveries..............................      (863)         (255)         (1,118)
Other, net..................................................       (22)           (4)            (26)
                                                              --------       -------        --------
Reserves for receivables at end of quarter..................  $  3,581       $   661        $  4,242
Receivables.................................................  $112,161       $11,486        $123,647
Credit loss reserves as a percent of receivables............      3.19%         5.75%           3.43%
                                                              --------       -------        --------
THREE MONTHS ENDED JUNE 30, 2004
Reserves for receivables at beginning of quarter............  $  3,753       $ 2,159        $  5,912
Provision for credit losses.................................       997           148           1,145
Charge-offs, net of recoveries..............................      (965)         (402)         (1,367)
Other, net..................................................        10            (1)              9
                                                              --------       -------        --------
Reserves for receivables at end of quarter..................  $  3,795       $ 1,904        $  5,699
Receivables.................................................  $ 99,432       $22,836        $122,268
Credit loss reserves as a percent of receivables............      3.82%         8.34%           4.66%
                                                              --------       -------        --------
NONPERFORMING ASSETS:
JUNE 30, 2005
Nonaccrual receivables......................................  $  3,008       $   340        $  3,348
Accruing receivables 90 or more days delinquent.............       482            55             537
Renegotiated commercial loans...............................         1            --               1
                                                              --------       -------        --------
Total nonperforming receivables.............................     3,491           395           3,886
Real estate owned...........................................       459            --             459
                                                              --------       -------        --------
Total nonperforming assets..................................  $  3,950       $   395        $  4,345
Credit loss reserves as a percent of nonperforming
  receivables...............................................     107.6%           --           110.2%
                                                              --------       -------        --------
MARCH 31, 2005
Nonaccrual receivables......................................  $  2,956       $   431        $  3,387
Accruing receivables 90 or more days delinquent.............       499            80             579
Renegotiated commercial loans...............................         1            --               1
                                                              --------       -------        --------
Total nonperforming receivables.............................     3,456           511           3,967
Real estate owned...........................................       509            --             509
                                                              --------       -------        --------
Total nonperforming assets..................................  $  3,965       $   511        $  4,476
Credit loss reserves as a percent of nonperforming
  receivables...............................................     103.6%           --           106.9%
                                                              --------       -------        --------
JUNE 30, 2004
Nonaccrual receivables......................................  $  2,833       $   673        $  3,506
Accruing receivables 90 or more days delinquent.............       849           285           1,134
Renegotiated commercial loans...............................         2            --               2
                                                              --------       -------        --------
Total nonperforming receivables.............................     3,684           958           4,642
Real estate owned...........................................       624            --             624
                                                              --------       -------        --------
Total nonperforming assets..................................  $  4,308       $   958        $  5,266
Credit loss reserves as a percent of nonperforming
  receivables...............................................     103.0%           --           122.8%
                                                              --------       -------        --------


                                        17





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  1 August 2005